                                                                            2983

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number  1-10346
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                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended: June 30, 1997
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant MicroTel International, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

4290 E. Brickell Street
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City, State and Zip Code  Ontario, California 91761
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                         Attachment to Form 12(b)(25)
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The Registrant's senior management have been involved in preparing responses
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to the Commission's comments on a recently filed Registration Statement on
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Form S-1, and due to related time contraints were unable to complete
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preparation of the necessary information for the subject report.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

Barry E. Reifler                        (909)                   391-4321
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                      / X / Yes    /   / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        / X / Yes    /   / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         MicroTel International, Inc.
                        Summary Results of Operations
                  Three Months Ended June 30, 1997 and 1996
                                (in thousands)

The Registrant is still preparing the related financial information, however a summary of the estimated results is as follows for the three months ended
June 30, 1997 and 1996:

                                                1997            1996
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Net Sales                                       $12,029         $8,637

Net Income (Loss)                               $(1,435)        $  544

The increase in net sales is the combined result of the inclusion in 1997 of the incremental sales of approximately $4,658,000 of the "former Microtel" acquired in a reverse acquisition by XIT Corporation on March 26, 1997, offset by a decline in net sales of the remainder of the business of approximately $1,266,000. The net loss of $(1,435,000) for the three months ended June 30, 1997 versus net income of $544,000 in the same quarter of 1996 is principally the result of a) increased administrative costs and b) lower margins achieved in 1997 due to a less favorable product mix and the underabsorption of overhead accompanying the decline in sales, excluding the acquired operations. The acquired operations essentially broke even for the 1997 quarter.


                         MicroTel International, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 14, 1997     By  /s/ Barry E. Reifler
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                             Barry E. Reifler
                             Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.